06002703

SECU... ...SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66690 |

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH., D.C. 209 SECTION

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3020
(No. and Street)

| Cleveland | Ohio | 44114 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Goodill — 216.574.2100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saltz, Shamis & Goldfarb, Inc.
(Name – *if individual, state last, first, middle name*)

| 301 Springside Drive | Akron | Ohio | 44333 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/18/06

# OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

William E. Goodill

Signature

Financial Operations Officer

Title

Kelly M. Siemer

Notary Public

KELLY M. SIEMER, Notary Public
State of Ohio, Cuyahoga County
My Commission Expires September 28, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

Saltz Shamis & Goldfarb

Certified Public Accountants

a division of
SS&G Financial Services

Akron Office

301 Springside Drive

Akron, Ohio 44333

(330) 668-9696

fax (330) 668-2538

www.SSandG.com

# REPORT OF INDEPENDENT AUDITORS'

To the Members of
Western Reserve Partners LLC

We have audited the accompanying statement of financial condition of Western Reserve Partners LLC as of December 31, 2005, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Partners LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Saltz, Shamis & Goldfarb

CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2006
Akron, Ohio

# STATEMENT OF FINANCIAL CONDITION

| | | DECEMBER 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 2,447,242 |
| Accounts receivable | | 490,869 |
| Prepaid and other current assets | | 420,017 |
| Investments | | 187,500 |
| Property and equipment at cost, less accumulated depreciation of $39,359 | | 162,759 |
| Long-term receivable - related party | | 7,600 |
| Other assets | | 7,914 |
| | $ | 3,723,901 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable | $ | 4,403 |
| Accrued expenses | | 333,638 |
| Accrued member distributions | | 1,237,564 |
| Deferred revenue | | 77,407 |
| Deferred rent | | 22,915 |
| TOTAL LIABILITIES | | 1,675,927 |
| MEMBERS' EQUITY | | 2,047,974 |
| | $ | 3,723,901 |

*See accompanying notes to financial statements.*

## STATEMENT OF INCOME

| | FOR THE YEAR ENDED DECEMBER 31, 2005 |
|---|---|
| REVENUES | |
| Fees | $ 3,478,878 |
| Interest income | 14,329 |
| TOTAL REVENUES | 3,493,207 |
| EXPENSES | |
| Employee compensation and benefits | 809,000 |
| Management fees | 792,526 |
| Referral and other client expenses | 188,355 |
| Occupancy and depreciation | 153,506 |
| Legal and professional fees | 77,090 |
| Dues and subscriptions | 76,492 |
| Communications and data processing | 69,879 |
| Other expenses | 54,851 |
| Repairs and maintenance | 33,535 |
| TOTAL EXPENSES | 2,255,234 |
| INCOME BEFORE INCOME TAXES | 1,237,973 |
| CITY INCOME TAXES | 15,000 |
| NET INCOME | $ 1,222,973 |

*See accompanying notes to financial statements.*

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | FOR THE YEAR ENDED DECEMBER 31, 2005 | | |
|---|---|---|---|
| | Common Units | Class A Units | Total |
| Balance at December 31, 2004 | $ 348,023 | $ 53,542 | $ 401,565 |
| Member contributions | 161,000 | 1,500,000 | 1,661,000 |
| Net income | 1,059,910 | 163,063 | 1,222,973 |
| Distributions | (1,072,555) | (165,009) | (1,237,564) |
| Balance at December 31, 2005 | $ 496,378 | $ 1,551,596 | $ 2,047,974 |

*See accompanying notes to financial statements.*

## STATEMENT OF CASH FLOWS

## INCREASE (DECREASE) IN CASH

| | FOR THE YEAR ENDED DECEMBER 31, 2005 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 1,222,973 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 32,771 |
| Cash provided (used) by: | |
| Accounts receivable | (490,869) |
| Prepaid and other current assets | (404,707) |
| Long-term receivable - related party | (4,000) |
| Accounts payable | (16,382) |
| Accrued expenses | 313,638 |
| Deferred revenue | 35,740 |
| Deferred rent | 17,720 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 706,884 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Investments | (187,500) |
| Capital expenditures | (58,265) |
| NET CASH USED BY INVESTING ACTIVITIES | (245,765) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Capital contributions | 1,661,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 1,661,000 |
| **NET INCREASE IN CASH** | 2,122,119 |
| Cash at beginning of year | 325,123 |
| Cash at end of year | $ 2,447,242 |

**SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING INFORMATION**

| | |
|---|---|
| Distributions accrued but not paid | $ 1,237,564 |

*See accompanying notes to financial statements.*

## NOTES TO FINANCIAL STATEMENTS

### NOTE A – Organization and nature of business

Western Reserve Partners LLC (the "Company") provides customized investment banking solutions for middle market companies. The Company is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (NASD).

WRP Management, Inc. (WRP), a related party through common ownership of the common member, is the Manager of the Company. WRP provides management services to the Company for which it earns a fee as defined in the agreements. During 2005, the Company paid to WRP management fees totaling $792,526.

### NOTE B – Summary of significant accounting policies

*Basis of accounting*
The financial statements of the Company have been prepared on the accrual basis of accounting.

*Revenue recognition*
The Company's services are provided in accordance with signed contracts. The fees for the engagements are stated within the contracts and typically include both advance fees and success fees. The Company recognizes revenues from advance fees proportionally over the estimated life of the services. The success fees, which are typically contingent in nature, are recognized as revenue upon fulfillment of the services set forth in the contracts.

*Concentration of credit risk*
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company's three largest customers accounted for approximately 65% of net revenue for the year ended December 31, 2005. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2005, the Company had no other significant concentrations of risk.

*Accounts receivable*
The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

# NOTES TO FINANCIAL STATEMENTS

## NOTE B – Summary of significant accounting policies, continued

*Investments*
The Company has a 12.5% investment in BC Investment Partners LLC, which is carried at cost.

*Property and equipment*
Property and equipment consisted of the following at December 31, 2005:

| | |
|---|---|
| Automobile | $ 18,508 |
| Furniture and fixtures | 62,158 |
| Office equipment | 99,140 |
| Leasehold improvements | 22,312 |
| | 202,118 |
| Less accumulated depreciation | 39,359 |
| | $ 162,759 |

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 5 years for computer equipment, and 10 years for leasehold improvements.

*Allocation of profits and losses*
Profits and losses of Company, with the exception of special allocations, are essentially allocated to each member based on the ratio of their Common or Class A units to the total number of outstanding units, inclusive of both Common and Class A units.

*Income taxes*
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

*Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTES TO FINANCIAL STATEMENTS

**NOTE C – Membership interests**

The Class A units issued contain a put option as defined in the Operating Agreement. This put option provides each Class A unit holder the one-time option, on May 31, 2008, to sell to the Company and require the Company to purchase and redeem such interests from the Class A unit holder at a specified price. The put option price is defined in the Operating Agreement as the greater of the holders proportionate ownership share of the appraised value of the Company or the face value of the Class A unit plus an amount that will yield to the unit holder a 5% internal rate of return.

The Operating Agreement also contains a call option provision whereby the Company can purchase and redeem some or all of the Class A units on June 30, 2008. The call option price is the greater of the unit holders' ownership share of the appraised value of the Company or face value plus a 15% internal rate of return.

**NOTE D – Lease commitments**

The Company leases its office facilities under an operating lease agreement which expires on September 30, 2009. Total rental expense related to this lease was $98,029 in 2005.

As part of normal operations, the Company has other operating leases related to office equipment. Total rental expense related to these leases was $3,801 in 2005.

Future minimum lease payments under the office space lease and the other operating leases as of December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ 116,697 |
| 2007 | 127,941 |
| 2008 | 128,157 |
| 2009 | 96,437 |
| | $ 469,232 |

The office lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. Accordingly, rent expense was increased by $17,720 in 2005 to reflect rent expense on the straight-line basis. An aggregate difference of $22,915 at December 31, 2005 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

**NOTE E – Profit sharing plan**

The Company has a 401(k) profit sharing plan that covers substantially all employees. The Company's contributions to the plan are discretionary and are determined by its Board of Directors. Total contributions to the plan were $15,001 for the year ended December 31, 2005.

## NOTES TO FINANCIAL STATEMENTS

### NOTE F – Net capital requirements

As a member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, as a first year member, the Company is subject to an 8 to 1 ratio. The Company's minimum net capital requirement as of December 31, 2005 was $209,491. At December 31, 2005, the Company's net capital was $771,315 and exceeded the minimum net capital requirement by $561,824. The Company's ratio of aggregate indebtedness at December 31, 2005 was 2.17 to 1.

### NOTE G – Subsequent events

The Company entered into an agreement to purchase an office building for $12,650,000. The Company will use this building to facilitate tax free exchanges of real estate under Internal Revenue Code Section 1031. Under the terms of the purchase agreement, if the Company is unable to complete the transaction as expected, the Company will forfeit the $100,000 good faith deposit and certain reimbursable expenses. The initial escrow deposit and certain upfront expenses will be refunded to the Company at the closing. At December 31, 2005, there were reimbursable expenses of $372,348, associated with this transaction, which are included in prepaid and other current assets on the accompanying statement of financial condition. This transaction is expected to close in the first half of 2006.

# Supplemental Information

WESTERN RESERVE PARTNERS LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2005

| | |
|---|---|
| Total Members' Equity from Statement of Financial Condition | $ 2,047,974 |
| Nonallowable assets: | |
| Accounts receivable | 490,869 |
| Investments at cost | 187,500 |
| Long-term receivable – related party | 7,600 |
| Property and equipment-net of depreciation | 162,759 |
| Other assets | 427,931 |
| Total Nonallowable assets | 1,276,659 |
| Other deductibles | - |
| Net Capital | $ 771,315 |
| Net capital requirement (12.5% of aggregate indebtedness for first year member) | $ 209,491 |
| Excess net capital | $ 561,824 |
| Total aggregate indebtedness | $ 1,675,927 |
| Percentage of aggregate indebtedness to net capital | 217% |

### Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital differs from the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2005. The differences are attributed to adjustments in income and accrued expenses made after the Part II FOCUS filing. The differences resulted in the excess net capital calculated above to be slightly less than the amount recorded on the Part II FOCUS filing by $14,596 and the percentage of aggregate indebtedness to net capital to be 6% higher than previously reported.

WESTERN RESERVE PARTNERS LLC

## STATEMENT REGARDING RULE 15c3-3

## DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

# Supplementary Report

Saltz Shamis & Goldfarb
Certified Public Accountants

a division of
SS&G Financial Services

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Western Reserve Partners LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2006
Akron, Ohio